2024 REPORT

Skeyeon Inc.


Skeyeon™
CREATING EARTH MONITORING
Pioneering New Orbits
With Microsatellites

REPORT CARD

Dear investors,

We remain on track with a cash balance of approximately $353,000 in cash and about $100,000 in receivables with a consistent monthly burn rate of about $15,000. This solid financial position allows us to maintain operational momentum, supported by a team compensated with both cash and equity. Funds from our DARPA and ESA projects have strengthened our financials, comfortably extending it for another 2-3 years, based on our average monthly expenditures.

The DARPA Ouija project is progressing as planned. Our partner, Orion Space, the satellite manufacturer, has successfully built the prototype satellite and has it in environmental testing. This critical step ensures the vehicle will survive launch and the rigors of space operations. A Readiness Review is scheduled next month and will be

a go/no go test of the vehicle. Once cleared, the satellite will undergo final operational tests, be prepared for shipment, and then transferred to the launch site for integration onto the launcher and then launch, hopefully this summer if "all systems are go". This milestone is a major step forward for Skeyeon: getting our first VLEO satellite into orbit using non-dilutive funding.

European Space Agency (ESA) Project

We are continuing the ESA-funded project to plan a future Very Low Earth Orbit (VLEO) Earth observation constellation, and are scheduled for a progress review next month, which is the final review before we submit a final report and system specification by Q2 2025. Upon review, ESA may fund further stages to develop a constellation capable of providing 1-meter-resolution imagery daily. We are also preparing a summary presentation for other European funding agencies with help from our European partners.

Global Interest and Funding

The demand for VLEO satellites continues to rise globally. Skeyeon, alongside Orion Space, is undertaking a request for Congressional funding to demonstrate a small prototype VLEO constellation for earth observation, EO. Highlights of our recent Congressional trip included visiting 16 Congressional offices and outlining our solution that would allow fast, inexpensive and multi-sensor operations in VLEO orbit.Feedback was very positive exhibiting an awareness that the US is in a race to VLEO with virtually all staffers offering to support our proposal noting Skeyeon as a leader in the market. We still have multiple gates to get to actual congressional funding. Obviously, if funded, we will need to deliver our VLEO technologies, which would then gain "flight heritage," meaning they can be used widely on future missions. We remain focused on securing additional non-dilutive funding, safeguarding early investor interests, and fostering public and private partnerships. Additionally, we have been approached by a major electronics company to collaborate on developing miniaturized subsystems for our VLEO satellites. If successful, this could reduce size, weight, power and cost (so-called SWaP-C) for our satellites, increasing their value substantially. The effort is in its early days but shows the increasing interest in VLEO satellites

We need your help!

By design we are in a "capital light" mode to protect early investors and to rely on non-dilutive funding to develop core technology, know how and intellectual property in Very Low Earth Orbit, VLEO. A substantial investment of $3-5M would accelerate Skeyeon's progress substantially and by discussing Skeyeon with colleagues, our investors could improve awareness of the importance of VLEO that could help attract that investment.

Sincerely,

Ron Reedy

CEO

How did we do this year?



REPORT CARD

B+

☺ **The Good**

We achieved all our goals and deliverables in support of the DARPA

We achieved all our goals and deliverables in support of the DARPA program to launch our first satellite in 2025.

We completed all requirements in support of our ESA program to plan an earth observation VLEO constellation.

We improved our cash reserves through raising new capital and executing profitable contracts.

☹ The Bad

Capital raise was less than desired, forcing delays in building the team.

Multiple patents were allowed but a key patent is still in prosecution

Partner development has gone more slowly than desired.

2024 At a Glance

January 1 to December 31


$$$$

$449,419 +309%
Revenue



$144,054
Net Profit


IOU!

$2,952 [93%]
Short Term Debt



$103,625
Raised in 2024



$353,973
Cash on Hand
As of 03/10/25



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$449,419

$144,054

$109,991

-$47,883

2023   2024

Net Margin: 32%   Gross Margin: 91%   Return on Assets: 21%   Earnings per Share: $0.02

Revenue per Employee: $449,419   Cash to Assets: 62%   Revenue to Receivables: ~   Debt Ratio: 0%

🗋 Skeyeon_DRAFT_Bal_Sht_12.31.24.pdf   🗋 Skeyeon_DRAFT_P_L_12.31.24.pdf

🗋 Skeyeon_GAAP_Financial_Report_2023-2024.pdf

We  Our 105 Investors

Thank You For Believing In Us

Paul Kapsar	Khuzema A. Savai	Justin Will	David DiLoreto	Bill Volkel	Eliomer Laureano
Mark Bruckner	Pramod Rustagi	Leroy Young	Noreen HAYWARD	Héctor Casillas	Andrew Merrick
Roderick Herron	Rebecca Jarrett	Dan Nobbe	Ravi Athale	Ryan Bradney	Joshua Ganino
Nelson Cedeno Richiez	Nick Zhang	Eli Haddad	Matthew Parsons	Ali Abdulla Rashed...	Rushi Ukani
Jamey Cunningham	Jairzinho Reinaldo...	Donald R Shickle	Raimund C Hoenes	Shabbir Malbari	Juan Gabriel Rivera...
Deborah Harwood	Mba- Akuribila	XAOS Finance	Massimiliano Europa	Michael Peele	Bernhard Köhler
Richard Rowbotham	Stephen Falbel	Troy Geringer	Craig Street	Brian Inouye	Steve Wistner
Naoto II	W Kim Colich	Terrance Brooms	Kaushal Gokare	Michael Yaldezian	Suzanne Brean
Jon Hipp	Algirdas Sukevicius	Mark Thomas	Gilberto Ramirez	Ron Reedy	Jacqueline Townsend...
Gary Reedy	Whitney Edwards	Sue Ogle	Michael Knowles	Paul Hartley	Albert P. Pisano
Sonia M Silver	David Soendker	Samuel J Finnessey Jr	Charles Sellman	Nathaniel Kraft	Peder Hansen
Dylan Cain	Clark Jarrett	Roberto Lopez	Carlos Humberto...	René Muñiz	Thomas Smith
Tero Ranta	Jesus Garcia	Danny Lee	Matthew Rostermundt	Robert N Shipp	Fernando Lucas...
Niels Richter	Cioaca Mihaita	Debbie Pryse	Dashan Craft	Gregory Lukomski	Inigo Monreal
Ryan Harris	Edward Kelly Medlock	David Swenson	Andre Queen	Eric Williams	Scott Yank
Peter C. Ekstrand	Chase Youngman	Venkata Bonda	Chester Cleveland		

Thank You!

From the Skeyeon Inc. Team



Ron Reedy 🔗

CEO

Ron has over 45 years of experience in advanced research and development. He is the co-inventor of UltraCMOS™ technology, and subsequently the co-founder of...



Fred Hill

Subsequently the co-founder of...



Massimo Comparini [in]

Market, Business, & Competitive Analysis

Massimo advises Skeyeon with his 38+ yrs in the areospace industry. Currently Deputy CEO and Sr EVP Observation,...



Thomas Schwartzentruber

Aerodynamics and Vehicle Design

Tom Schwartzentruber, Ph.D., provides technical expertise for aerodynamics, propulsion, & attitude control, & is on...



Timothy K. Minton

Materials and Space Materials

Dr. Minton is in charge of materials and coatings for Skeyeon, including our proprietary low drag, atomic-...



Mike Knowles [in]

Business Development & Government Relations

Mike Knowles is the VP/GM of C5ISR systems at Curtiss Wright, and has 30+ years in global aerospace & defense...



Joseph Ford [in]

Optical Engineering

Dr. Ford is the lead optical engineer at Skeyeon, and professor of electrical & computer engineering at UCSD...



Ron Melanson [in]

Business, Computers and RF

Ron is Chief Engineer & Operations for EvoNexus Silicon Valley. Previously he was VP of Engineering at Oracle. Prior to...



Dan Nobbe 🔗

Radio Systems, Intellectual Property & Regulatory

Dan is responsible for our RF systems, regulatory approvals, and patents, and serves on Skeyeon's Expert Advisory...



Erica Helgerson 🔗

IP Manager

Erica is an IP and Innovation Leader. Recently she managed a patent portfolio of over 1000 assets at pSemi Corp. The...



Jackie Townsend 🔗

Marketing Communications

Jackie's role at Skeyeon is to support the company's internal and external communications. She is a branding expert and...

Details

The Board of Directors

Director	Occupation	Joined
Ronald E Reedy	CEO @ Skeyeon	2016

Officers

Officer	Title	Joined
Ronald E Reedy	CEO President	2016

Voting Power ❓

Holder	Securities Held	Voting Power
Ronald E. Reedy	5,265,944 Class A (4,265,944) and Class B Common (1,000,000)	81.8%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2015	$5,999		Other
05/2016	$1,000,000	Common Stock	Regulation D, Rule 506(c)
07/2016	$4,314	Common Stock	Section 4(a)(2)
03/2019	$1,005,000	Common Stock	Regulation D, Rule 506(b)
04/2024	$103,625		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Ronald Reedy ❓	03/25/2015	$5,999	$0 ❓	0.0%	04/01/2023	

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common Stock	1,000,000	1,000,000	Yes
Class A Common Stock	9,000,000	8,538,009	Yes

Warrants: 0
Options: 975

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Satellites and satellite technology has a history of classification by the US Government. Complying with security classifications can be time consuming, expensive and difficult. Classification may place additional restrictions on hiring needed technical, business and administrative personnel. Skeyeon will need to attract people skilled in working with US Government classifications. There is no guarantee that Skeyeon will be able to attract such people.

Additional Government funding activities must be identified and won to further develop VLEO satellite capabilities. To achieve this, we must attract senior executives with Govt relationships and experience to explain the benefits of VLEO satellites and to show that Skeyeon's team is critical to deliver these benefits. There is no guarantee that we will win additional contracts or that we can attract the senior executives.

Satellites and satellite technology has a history of Government regulation. Complying with regulations from US and other governments can be time consuming, expensive and difficult. Skeyeon will need to attract people skilled in working with satellite regulations. There is no guarantee that Skeyeon will be able to attract such people.

The satellite industry has a large number of new entrants including potential competitors. Some of these competitors are aimed at ever-higher resolution imagery on a low revisit rate. Once Skeyeon proves that high temporal resolution, i.e., daily re-image rates, is in high demand, direct competition is likely to develop. That competition may come for larger and stronger companies that may be able to outcompete Skeyeon. There is no guarantee that Skeyeon will be able to compete successfully with new or existing companies that compete with Skeyeon.

Once the current Govt research activities succeed, additional people and funding will be required to develop Skeyeon's commercial goal of earth monitoring, which means high resolution images provided daily. There's no guarantee that we can attract the additional people or funding needed to achieve our commercial earth monitoring goals. There is also no guarantee that demand for such earth monitoring products will be sufficient to support commercial activities.

We are dependent on individual experts in a new field of satellites for which there are very few people with experience. Several of these experts have full-time jobs and may only be available on part-time basis. And as Skeyeon's opportunities expand, additional personnel will be needed, especially in technical and business areas. Skeyeon must be able to hire additional technical skills to expand the team and its ability to support additional activities. There can be no guarantee that we can attract the additional people in the needed categories or in the needed timeframe.

Skeyeon's primary risk is to demonstrate that VLEO satellites can operate for extended periods. DARPA funding is underway to pay for this effort, but there is still substantial risk to any satellite activity. As Elon Musk said, "It's space, it's hard". There is no guarantee that we will complete the satellite development activities or achieve a successful launch. And after launch, there is no guarantee that our satellites will have a successful mission. There can be no guarantee that technical risks will be overcome and that a successful launch will be achieved.

Skeyeon's Founder and CEO, Ron Reedy, is 77 years old. He has also stated his belief that a new CEO and C-Level staff will be needed as the company grows, especially as it starts developing and launching satellites, activities that are now part of the aforementioned DARPA program(s). There can be no guarantee that Skeyeon will be able to attract a new CEO and C-Level staff in the time frame needed.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or

as part of an offering registered with the U.S. Securities and Exchange Commission, or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Skeyeon, Inc.

Delaware Corporation
Organized January 2016
1 employees
440 San Antonio Ave

440 San Antonio Ave
Suite 12
San Diego CA 92106-3539 https://skeyeon.com/

Business Description

Refer to the Skeyeon Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Skeyeon Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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